Manuel Garciadiaz manuel.garciadiaz@davispolk.com davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

September 14, 2021

Re:	DLocal Limited Confidential Submission of the Draft Registration Statement on Form F-1 Submitted September 14, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, DLocal Limited (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, we have confidentially submitted a draft registration statement (“Registration Statement”) on Form F-1 relating to a proposed public offering of the Company’s Class A common shares via EDGAR to the Securities and Exchange Commission for confidential review.

The Company confirms that it will publicly file the Registration Statement and request effectiveness on a date and at a time that is at least 48 hours from such public filing.

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz